EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF
RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,

	2003	2002

	($ in thousands)
I. Earnings:
Net income	$2,782	$2,737
Fixed charges excluding preferred stock dividends	—	—

Earnings before fixed charges	$2,782	$2,737

II. Fixed charges:
Preferred stock dividends	$2,475	$2,237

III. Ratios of earnings to fixed charges	1.12x	1.22x